U.S. Securities and Exchange Commission
Washington, D.C. 20549


03057513

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Asset Mortgage Products, Inc.
Exact Name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

FOR 5/1/03
Current Report on Form 8-K 2003-J3
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-86786
SEC File Number of Registration Statement

____
Name of Person Filing the Document
(if Other than the Registrant)


PROCESSED
MAY 05 2003
THOMSON
FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 1st day of May, 2003.

Residential Asset Mortgage Products, Inc.
(Registrant)

By: ______________________________
Patricia C. Taylor
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2003, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)



GSGM3J3 - Summary

Deal Summary Report

			Assumptions		Balance
Settlement	30-Apr-2003	Prepay	350 PSA		
1st Pay Date	25-May-2003	Default	0 CDR		$300,000,000.00
		Recovery	0 months		
		Severity		0%	

Tranche Name	Rating	Balance	Coupon	Principal Window	Avg Life	Dur
F		185,156,250.00	1.78	05/03 - 02/18	4.105	
S		111,093,750.00	10.36666666	05/03 - 02/18	4.105	
SUB1		3,750,000.00	5	05/03 - 02/18	7.160	

Senior pay rules:
Pay F, S pro rata to zero.

F is A1 and S is A2

this is our final structure but w/ a one line collateral assumption of 300mm, 5.65 wac 178 wam and 1 wala

GSGM3J3

Collateral

WAC	WAM	WAL	Dur
5.64	178		

Dated Date	Notes
25-Apr-03	FLT
25-Apr-03	INV
01-Apr-03	FIX

GSGM3J3 - Dec - F

Date	*1*	*2*	*3*	*4*	*5*
30-Apr-03	100	100	100	100	100
25-Apr-04	96	93	90	88	85
25-Apr-05	91	84	74	67	59
25-Apr-06	86	72	56	45	32
25-Apr-07	81	61	41	29	17
25-Apr-08	75	52	30	19	9
25-Apr-09	69	43	22	12	4
25-Apr-10	63	36	15	7	2
25-Apr-11	56	29	11	5	1
25-Apr-12	49	23	8	3	1
25-Apr-13	42	18	5	2 *	
25-Apr-14	34	13	3	1 *	
25-Apr-15	26	9	2	1 *	
25-Apr-16	17	6	1 *	*	
25-Apr-17	8	2 *	*	*	
25-Apr-18	0	0	0	0	0
WAL	8.46434	5.95451	4.10505	3.30358	2.63002
Principal Wind(	May03-Feb18	May03-Feb18	May03-Feb18	May03-Feb18	May03-Feb18
LIBOR_1MO	1.28	1.28	1.28	1.28	1.28
Prepay	0 PSA	150 PSA	350 PSA	500 PSA	700 PSA

GSGM3J3 - Dec - S

Date	*1*	*2*	*3*	*4*	*5*
30-Apr-03	100	100	100	100	100
25-Apr-04	96	93	90	88	85
25-Apr-05	91	84	74	67	59
25-Apr-06	86	72	56	45	32
25-Apr-07	81	61	41	29	17
25-Apr-08	75	52	30	19	9
25-Apr-09	69	43	22	12	4
25-Apr-10	63	36	15	7	2
25-Apr-11	56	29	11	5	1
25-Apr-12	49	23	8	3	1
25-Apr-13	42	18	5	2 *	
25-Apr-14	34	13	3	1 *	
25-Apr-15	26	9	2	1 *	
25-Apr-16	17	6	1 *	*	
25-Apr-17	8	2 *	*	*	
25-Apr-18	0	0	0	0	0
WAL	8.46434	5.95451	4.10505	3.30358	2.63002
Principal Windo	May03-Feb18	May03-Feb18	May03-Feb18	May03-Feb18	May03-Feb18
LIBOR_1MO	1.28	1.28	1.28	1.28	1.28
Prepay	0 PSA	150 PSA	350 PSA	500 PSA	700 PSA

GSGM3J3 - Dec - SUB1

Date	*1*	*2*	*3*	*4*	*5*
30-Apr-03	100	100	100	100	100
25-Apr-04	96	96	96	96	96
25-Apr-05	91	91	91	91	91
25-Apr-06	86	86	86	86	86
25-Apr-07	81	81	81	81	81
25-Apr-08	75	75	75	75	75
25-Apr-09	69	67	65	62	59
25-Apr-10	63	59	53	49	43
25-Apr-11	56	50	42	36	28
25-Apr-12	49	41	30	23	16
25-Apr-13	42	31	20	14	8
25-Apr-14	34	23	13	8	4
25-Apr-15	26	16	8	4	2
25-Apr-16	17	10	4	2	1
25-Apr-17	8	4	2	1 *	
25-Apr-18	0	0	0	0	0
WAL	8.46434	7.81489	7.16027	6.78345	6.38542
Principal Wind(	May03-Feb18	May03-Feb18	May03-Feb18	May03-Feb18	May03-Feb18
LIBOR_1MO	1.28	1.28	1.28	1.28	1.28
Prepay	0 PSA	150 PSA	350 PSA	500 PSA	700 PSA

GSGM3J3 - Dec - COLLAT

Date	1	2	3	4	5
30-Apr-03	100	100	100	100	100
25-Apr-04	96	93	91	88	85
25-Apr-05	91	84	74	68	59
25-Apr-06	86	72	56	45	33
25-Apr-07	81	62	41	30	18
25-Apr-08	75	52	30	19	10
25-Apr-09	69	44	22	12	5
25-Apr-10	63	36	16	8	3
25-Apr-11	56	30	11	5	1
25-Apr-12	49	24	8	3	1
25-Apr-13	42	18	5	2 *	
25-Apr-14	34	14	3	1 *	
25-Apr-15	26	9	2	1 *	
25-Apr-16	17	6	1 *	*	
25-Apr-17	8	2 *	*	*	
25-Apr-18	0	0	0	0	0
WAL	8.46434	5.97777	4.14324	3.34707	2.67696
Principal Wind	May03-Feb18	May03-Feb18	May03-Feb18	May03-Feb18	May03-Feb18
LIBOR_1MO	1.28	1.28	1.28	1.28	1.28
Prepay	0 PSA	150 PSA	350 PSA	500 PSA	700 PSA